UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-42814

THE GROWHUB LIMITED

(Exact Name as Specified in its Charter)

60 Paya Lebar Road

#12-37 Paya Lebar Square

Singapore 409051

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Nasdaq Market Value of Listed Securities Deficiency Letter

On December 3, 2025, The GrowHub Limited (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that the minimum bid price per share of its Class A ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). The Nasdaq notification letter does not result in the immediate delisting of the Company’s ordinary shares, and its Class A ordinary shares will continue to trade uninterrupted under the symbol “TGHL.”

Nasdaq has provided the Company with an 180 calendar days compliance period, or until June 1, 2026 in which to regain compliance with Nasdaq’s minimum bid price requirement. In the event that the Company does not regain compliance prior to the expiration of the compliance period, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by June 1, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

Removal of Director

On December 5, 2025, the Board of Directors (the “Board”) of The GrowHub Limited (the “Company”) voted to remove Mr. Huang Junli Christopher from his position as an independent director of the Board, and as chairman of the Compensation Committee, and as a member of the Audit Committee, effective December 5, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 5, 2025

THE GROWHUB LIMITED

By:	/s/ Chan Choon Yew Lester
Name:	Chan Choon Yew Lester
Title:	Chief Executive Officer